UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASML Holding N.V.

File No. 1-33463 - CF#29294

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ASML Holding N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 13, 2013.

Based on representations by ASML Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.32	through December 31, 2017
Exhibit 4.33	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary